REGISTRATION STATEMENT AMENDMENT WITHDRAWAL REQUEST

United States Securities and Exchange Commission
Washington, D.C.
Division of Corporate Finance

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Pernix Sleep, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Amendment to the Registration Statement on Form S-3 (Registration No. 333-167789) filed on March 8, 2013 (the “First Registration Statement Amendment”).  The Company is requesting withdrawal of the First Registration Statement Amendment because the EDGAR filer, Issuer Direct Corporation, inadvertently filed the First Registration Statement Amendment as a pre-effective amendment, whereas the First Registration Statement Amendment should have been filed as a post-effective amendment.

The Company has since re-filed, on March 11, 2013, a new Amendment to the Registration Statement on Form S-3 (Registration No. 333-167789) (the “Second Registration Statement Amendment”) as a post-effective amendment.  As such, we are issuing this withdrawal request relating to the First Registration Statement Amendment.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel:

Allen E. Fredric, III
Jones Walker LLP
201 St. Charles Avenue
New Orleans, LA 70170-5100
(504) 582-8000

Thank you for your assistance in this matter.

[Signature Page Follows]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and Rule 478 thereunder, the Registrant has duly caused this withdrawal request relating to the First Registration Statement Amendment to be signed on its behalf by the undersigned.

PERNIX SLEEP, INC.

Date: March 12, 2013	By:	/s/ Cooper C. Collins
Name: Cooper C. Collins
Its: President and Chief Executive Officer